Exhibit 21

Subsidiaries of BV Financial Inc.

Name	Percent Ownership	State of Incorporation
BayVanguard Bank	100%	Maryland
Easton Capital Trust I	100%	Delaware

Subsidiaries of BayVanguard Bank

Name	Percent Ownership	State of Incorporation
BV Real Estate, LLC	100%	Maryland
1920 Rock Spring Road, LLC	100%	Maryland
Idlewild Properties, LLC	100%	Maryland